Freelancers, LLC

Financial Statements

**As of and from inception through
October 31, 2020**

Together with Independent Accountants' Review Report

FREELANCERS, LLC

Index to Financial Statements



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

6589 South 1300 East, Suite 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Accountants' Review Report

To the Members of
Freelancers, LLC
Provo, UT

We have reviewed the accompanying financial statements of Freelancers, LLC, which comprise the balance sheets as of October 31, 2020, and the related statements of income and members' equity and cash flows for the ten-month period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Murray, Utah
November 11, 2020

Freelancers, LLC
Balance Sheets

	As of:
	October 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ -
Receivable from Stockholders	236
Prepaid Expenses	1,500
Total Current Assets	1,736
Intellectual Property	43
Total assets	$ 1,779
Liabilities and Members' Equity	
Current liabilities:	
Related Party Payable	$ 1,500
Total current liabilities	1,500
Total liabilities	1,500
Members' equity:	
Common units,	
10,000,000 units authorized & 2,787,136 issued	279
Preferred units,	
2,000,000 units authorized, 0 issued	-
Retained Earnings	-
Total members' equity	279
Total liabilities and members' equity	$ 1,779

See accompanying notes and independent accountants' review report.

Freelancers, LLC

Statements of Income and Members' Equity

The Period Ended:

		October 31, 2020
Revenue:		
Sales	$	-
Operating expenses:	$	-
Total operating expenses		-
Net loss	$	-
Liabilities and Members' Equity		
Members' Deficit:		
Balance at beginning of period	$	-
Net loss		-
Member contributions		279
Balance at end of period	$	279

See accompanying notes and independent accountant's review report

Freelancers, LLC
Statements of Cash Flows

	Period Ended
	October 31, 2020
Cash flows from operating activities:	
Net loss	$ -
Adjustments to reconcile net income (loss) to net cash	
Prepaid expenses	(1,500)
Net cash used by operating activities	(1,500)
Cash Flow from financing activities:	
Member contributions	1,500
Net cash provided by financing activities	1,500
Net increase (decrease) in cash	-
Cash as of beginning of period	-
Cash as of end of period	$ -

See accompanying notes and independent accountants' review report.

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - Freelancers, LLC, a Limited Liability Company (the Company), was formed on October 30, 2020 based out of Provo Utah. The Company created episodes of the web series Freelancers. The Company will create, write, produce, and distribute their videos. They are currently creating season 2 episodes with the plan to create more in the future.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Recent Accounting Pronouncements - The Company adopted ASU 2014-09. The adoption of this standard did not have a material impact on how we recognize revenue or to our financial position, results of operations or cash flows. In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in Accounting Standards Codification Topic 605 – Revenue Recognition. The guidance provides a five-step analysis to determine when and how revenue is recognized and further enhances disclosure requirements. Transition methods under ASU 2014-09 must be through (i) retrospective application to each prior reporting period presented, or (ii) modified retrospective application with a cumulative effect adjustment at the date of the initial application.

Note 2 - Related Party Transactions

Current equity member paid for the legal retainer for the Company for the amount of $1500.

Company purchased intellectual property in exchange for 428,000 shares of common stock. Due to not being able to determine the fair market value of the stock price, the value of the intellectual property was valued at the par value of the stock.

Note 4 - Subsequent Events

In December 2019, an outbreak of the novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the Word Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the U.S. have declared a state of emergency. It is anticipated that these impacts will continue for some time. Changes to the operating environment may increase operating costs or otherwise effect the Company. The future effects of these issues are unknown.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through November 11th, 2020, which is the date the financial statements were available to be issued and determined there are no other events to disclose.

See accompanying independent accountants' review report.